United States
                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                                  FOSSIL, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    349882100
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 349882100                                                  Page 2 of 4

--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Person (entities only)

         Tom Kartsotis
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of A Group
     (See Instructions)
                   (a) [  ]
                   (b) [  ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

            United States of America
--------------------------------------------------------------------------------
Number of                           5   Sole Voting Power
                                            10,469,816(1)
Shares                              --------------------------------------------
                                    6   Shared Voting Power
Beneficially                                0
                                    --------------------------------------------
Owned by                            7   Sole Dispositive Power
                                            10,469,816(1)
Each Reporting                      --------------------------------------------
                                    8   Shared Dispositive Power
Person With                                  0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

         10,469,816(1)
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

         [X]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

          22.5%(2)
--------------------------------------------------------------------------------
12   Type of Reporting Person*

         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 349882100                                                  Page 3 of 4


Item 1(a)         Name of Issuer:
                  Fossil, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  2280 N. Greenville Avenue
                  Richardson, Texas 75082

Item 2(a)         Name of Person Filing:  Tom Kartsotis

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  2280 N. Greenville Avenue
                  Richardson, Texas 75082

Item 2(c)         Citizenship:  United States of America

Item 2(d)         Title of Class of Securities:   Common Stock, par value $.01

Item 2(e)         CUSIP No.:  349882100

Item 3            Not Applicable

Item 4            Ownership.

                  (a) Amount Beneficially Owned:

                  12,278,190(3)

                  (b) Percent of Class:

                  26.3%(2)

                  (c) Number of Shares as to Which the Person Has:

                           (i)      sole  power to vote or to  direct  the vote:
                                    12,278,190(3)

                           (ii)     shared  power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 12,278,190(3)

                           (iv) shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of Five Percent or less of a Class.

                  Not Applicable


(1)      Includes 3,660,006 shares in grantor retained annuity trusts.
(2) Based on 46,625,401 shares issued and outstanding as of December 31, 2003.
(3) Includes 1,786,387 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, and 21,987 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis, a minor.

Cusip No. 349882100                                                  Page 4 of 4


Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

                  Not Applicable

Item 8            Identification and Classification of Members of the Group.

                  Not Applicable

Item 9            Notice of Dissolution of Group.

                  Not Applicable

Item 10  Certification.

                  Not Applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 22, 2004.


Signature:        /s/ Tom Kartsotis
           -------------------------------------